Exhibit 3.2 – Bylaws Amendments – Effective September 12, 2019.

1.	Article III, Section 2 of the Bylaws is hereby deleted and replaced with the following:

“Article III, Section 2.  NUMBER, CLASSIFICATION AND TENURE. The number of directors of the Corporation shall be eight (8).  The Board of Directors are divided into three classes, Class 1, Class 2, and Class 3, who have staggered three-year terms.  Class 1 shall consist of two (2) directors, Class 2 shall consist of three (3) directors and Class 3 and shall consist of three (3) directors.  The term of office of each class of directors shall expire at the third succeeding annual meeting of shareholders following their election.”